May 10, 2017

Jaea Hahn Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Hahn:

On October 6, 2016 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Affinity Global Franchise ETF (“Affinity ETF”) and Anfield Capital Diversified Liquid Alternatives ETF (“Anfield ETF”) (each a “Fund” and collectively the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 21 (the “Amendment”) to the Registrant’s Registration Statement. On November 30, 2016, you provided oral comments to the Amendment. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please supplementally identify the order that allows the Funds to operate as active ETFs and confirm that the Registrant will comply with all requirements of the order.

Response. The exemptive order that relates to the Funds is Investment Company Act of 1940 Release No. 32291 issued on September 27, 2016. The Registrant confirms that it will comply with all requirements of the order.

Comment 3. Please add the name of the Registrant to the cover page.

May 10, 2017

Response. The Registrant has made the revision requested.

Comment 4. Please revise the disclosure where applicable to reference Funds (plural) rather than singular.

Response. The Registrant has made the revision requested.

Comment 5. Please confirm supplementally that the Funds will change their names if their respective sub-adviser no longer serves as its sub-adviser.

Response. The Registrant so confirms.

Comment 6. Please add a statement that additional information is available on the SEC’s website in accordance with Item 1(b)(1).

Response. The statement requested is already on the back cover page in the last paragraph.

Comment 7. Please explain supplementally how the Funds’ board will comply with the representations made in the exemptive application, including that each Fund expects that the arbitrage mechanism will work efficiently and that the secondary market price of the Fund’s shares will closely track its NAV. Also, please explain supplementally that the Funds’ board will look at each Fund’s liquidity and portfolio transparency to ensure that the Funds meet the requirements of the exemptive order.

Response. The Funds will ensure compliance with the representations made in their exemptive application and the requirements of their exemptive order using policies and procedures established by the Trust’s CCO. Compliance exceptions are reported to the board on a regular basis.

Fund Summary – Both Funds

Comment 8. In the introduction to the Fee Table, consider adding disclosure regarding brokerage costs incurred by shareholders who purchase shares in the secondary market.

Response. The Registrant has revised the disclosure as follows:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors purchasing or selling shares of the Fund in the secondary market

May 10, 2017

may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

Comment 9. Please confirm supplementally that short sales are not a principal strategy of the Funds or revise the fee table to include a line item for dividend and interest expenses.

Response. The sub-advisers have confirmed to the Registrant that short sales are not a principal strategy of either fund, so the line item has not been added.

Comment 10. Please revise strategies to indicate whether the adviser will manage a portion of the Funds or if the day to day management will be done entirely by the sub-advisors.

Response. The adviser has confirmed to the Registrant that that the day to day management of the Funds will be done by the sub-advisers. The portfolio manager disclosure has been revised to indicate that the only portfolio managers are from the sub-adviser, so the Registrant does not believe strategy revisions are needed.

Comment 11. Please supplementally identify the benchmark index that will be used for performance for each Fund.

Response. The adviser has confirmed to the Registrant that the Affinity ETF intends to use the MSCI All Country World Index and the Anfield ETF intends to use the MSCI All Country World Index and Barclays Capital Global Aggregate Bond Index as the benchmark indexes for performance.

Comment 12. Please confirm supplementally whether the Funds are sold through banks. If so, add the FDIC disclosure required by Form N-1A to the risk section in the summary.

Response. The adviser has confirmed to the Registrant that the Funds will not be sold through banks, so the disclosure has not been revised.

Comment 13. Please revise the ETF Structure Risk to add the following:

1.	An active trading market for the ETFs may not be developed or maintained.
2.	In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.
3.	The market price for the Fund’s shares may deviate from the Fund’s net asset value, particularly during times of market stress, with the result that investors may pay

May 10, 2017

significantly more or significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.

4.	When all or a portion of an ETFs underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.
5.	In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

Please also confirm supplementally whether the Fund’s shares are traded outside a collateralized settlement system. If so, add the following to the ETF Structure Risk: The number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

Response. The Fund’s shares are not expected to be traded outside a collateralized settlement system. The Registrant has revised the risk as follows:

ETF Structure Risks: The Fund is structured as an ETF and as a result is subject to the special risks, including:

o   Not Individually Redeemable. Shares are not individually redeemable and may be redeemed by the Fund at NAV only in large blocks known as “Creation Units.” You may incur brokerage costs purchasing enough Shares to constitute a Creation Unit.

o   Trading Issues. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. An active trading market for the Fund may not be developed or maintained ~~There is no guarantee that an active secondary market will develop for Shares of the Fund~~. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

May 10, 2017

o	Market Price Variance Risk. The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.
▪	In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.
▪	The market price for the Fund’s shares may deviate from the Fund’s net asset value, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.
▪	When all or a portion of an ETFs underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.
▪	In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

Comment 14. In “Management Risk”, if applicable, clarify that the sub-adviser determines the intrinsic value of the securities the Funds hold.

Response. The Registrant has revised the disclosure as follows:

Management Risk: The Sub-Adviser determines the intrinsic value of the securities the Fund hold and its assessment may be incorrect, ~~in its assessment of the intrinsic value of~~

May 10, 2017

~~the securities the Fund holds which may result in a decline in the value of Fund shares and failure to achieve its investment objective. The Fund’s portfolio managers use qualitative analyses and/or models. Any imperfections or limitations in such analyses and models could affect the ability of the portfolio managers to implement strategies.~~

Comment 15. Please clarify in the disclosure that the Funds do not replicate an index and there can be no assurance that shares will trade at a premium or discount to NAV.

Response. The Registrant has revised the disclosure as requested.

Fund Summary – Affinity ETF

Comment 16. Please confirm supplementally whether acquired fund fees and expenses are expected to be 1 basis point or more. If so, please add it as a line item to the fee table.

Response. The sub-adviser has confirmed to the Registrant that AFFE are expected to be less than 1 basis point.

Comment 17. Please revise the last sentence of footnote 2 to state that the agreement will not be terminated for at least a year.

Response. The Registrant has made the revision requested.

Comment 18. Please disclose how the Fund will determine that a security is foreign and that they are in at least three different countries.

Response. As stated in the strategy, the sub-adviser invests in securities meeting the criteria for inclusion in the MSCI All Country World Index, which are primarily foreign securities. The Fund will run country distribution reports after every trading cycle to ensure that at least three different countries are represented.

Comment 19. The word “franchise” suggests licensed entities like McDonalds. Please revise the disclosure to explain how the sub-adviser determines what qualifies as a franchise and confirm that the Fund will be 80% invested in franchise companies or change the name of the Fund.

Response. The Fund’s name has changed to the Affinity World Leaders Equity ETF. The Fund has added an 80% policy for investments in equity securities. The strategy disclosure has also

May 10, 2017

been revised to reference companies that are considered world leaders instead of referencing franchise companies.

Comment 20. Please disclose whether companies must meet the world leaders definition only at the time of purchase or whether securities will be sold when they no longer meet the criteria.

Response. The adviser has confirmed to the Registrant that the Fund will invest in companies that meet the world leader definition at the time they are purchased and the disclosure has been revised to reflect this.

Comment 21. Please confirm supplementally that investments in derivatives are not a principal strategy of the Fund.

Response. The adviser has confirmed to the Registrant that investments in derivatives are not a principal strategy of the Fund.

Comment 22. In the introduction to the Risks, please delete reference to indirect investments as this does not appear to be a part of the Fund’s strategy.

Response. The Registrant has made the revision requested.

Fund Summary – Anfield ETF

Comment 23. Please change the name of the Fund as use of the word “liquid” is not permitted in a fund name unless it is a money market fund (see Rule 2a7B3).

Response. The Fund’s name has been revised to remove the word “liquid” (Anfield Capital Diversified Alternatives ETF).

Comment 24. No fee waiver is noted in the Fee Table. Please confirm supplementally that there is no expense limitation agreement.

Response. There is an expense limitation agreement in place for the Fund, but the Fund is not expected to hit its cap in the first year, so it is not shown in the fee table.

May 10, 2017

Comment 25. Please clarify whether the Fund will invest in affiliated or unaffiliated ETFs, closed end funds, BDCs, and REITs. Please also confirm supplementally on which relief the Fund will rely to be a fund of funds.

Response. The Fund expects to invest in unaffiliated investment companies. The Fund will rely on Section 12(d)(1)(F) or on the exemptive orders of ETFs in which it invests in order to invest in excess of the limits of Section 12(d)(1)(A).

Comment 26. Please disclose and confirm supplementally that the Fund will treat its investments in hedge funds and private investments as illiquid. Please also clarify what is meant by “liquid forms of traditional alternatives”.

Response. The Fund’s investments will primarily be made indirectly through other funds, so its investments are expected to be liquid. However, to the extent the Fund invests in private funds directly, the Registrant confirms that it will treat the investments in hedge funds and private investments as illiquid. The disclosure has been revised to remove reference to liquid forms of alternatives.

Comment 27. Please provide more specific information regarding how the Fund will use derivatives.

Response. The Fund will invest in derivatives indirectly through its investments in other funds. These indirect investments will be used to hedge risk or replicate exposure to certain market categories. The Registrant has added the following to the strategy:

The Fund’s indirect investments in derivatives will be used for both hedging purposes and investment purposes to gain exposure to various market segments.

Comment 28. Clarify that the Fund is an actively managed ETF that will be a fund of funds.

Response. The Registrant has revised the disclosure as follows:

The Fund is an actively managed exchange traded fund (“ETF”) that is a fund of funds. It seeks to achieve its investment objective by investing primarily in alternative asset classes and securities that represent sectors, market segments or asset classes that do not represent the general investment universe.

May 10, 2017

Comment 29. Confirm supplementally if the Fund will concentrate its investments. If so, state in which industries it will concentrate in the strategy.

Response. The adviser has confirmed to the Registrant that the Fund will not be concentrated.

Comment 30. Supplementally provide how much the Fund expects to invest in 3(c)(1) and 3(c)(7) private investment companies.

Response. The Fund’s investments in private investment companies would be done indirectly through its investments in other registered funds, but the adviser has confirmed to the Registrant that such indirect investments will be less than 15% of the Fund.

Additional Information About Principal Investment Strategies and Related Risks

Comment 31. The risk disclosure for the Fund suggest that it only invest in passive ETFs. Please clarify the disclosure to indicate that this is the case or revise accordingly if not. Please also add inverse ETFs to the strategy if it is a principal strategy of the Fund.

Response. The adviser has confirmed to the Registrant that investments in inverse ETFs are not a principal strategy of the Fund. The Fund may invest in both passive and active ETFs. The ETF risk disclosure merely provides an additional risk for passive ETFs within the ETF risk. The Registrant believes it is clear as stated, so it has not revised the disclosure.

Comment 32. In “Derivatives Risk”, discuss the specific derivatives that will be used as a principal strategy of the Fund.

Response. The Risks associated with the specific derivatives in which the Fund will invest are already set out separately, so the Registrant has not revised the derivatives risk disclosure.

Comment 33. To the extent the Fund invests in commodities or otherwise has bad income from its investments, consider adding a tax risk regarding qualifying as a RIC.

Response. The Fund’s investments that may produce bad income are not expected to be cause any RIC compliance issues, so the Registrant has not added the risk suggested.

Management

May 10, 2017

Comment 34. The management fee stated here is 1.60%, but it is 0.80% in the fee table. Please make these consistent.

Response. The management fee is 0.80%. The disclosure has been corrected accordingly.

SAI:

Comment 35. On the cover page, please add the Registrant’s name.

Response. Registrant has added the disclosure requested

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins